UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 10)1

Immersion Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

452521107
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,756,872
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,756,872
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,756,872
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON COWEN OVERSEAS INVESTMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 217,790
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 217,790
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 217,790
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON RAMIUS NAVIGATION MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 331,898
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 331,898
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 331,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 331,898
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 331,898
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 331,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 549,688
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 549,688
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 549,688
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,756,872
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,756,872
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,756,872
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,306,560
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,306,560
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,306,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON COWEN GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,306,560
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,306,560
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,306,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON RCG HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,306,560
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,306,560
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,306,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,306,560
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,306,560
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,306,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,306,560
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,306,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,306,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,306,560
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,306,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,306,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,306,560
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,306,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,306,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,306,560
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,306,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,306,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON DAVID W. BARRON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

_______________
1 See Item 5

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

_______________
1 See Item 5

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON KENNETH H. TRAUB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

_______________
1 See Item 5

CUSIP NO. 452521107

The following constitutes Amendment No. 10 (“Amendment No. 10”) to the Schedule 13D filed by the undersigned.  This Amendment No. 10 shall be deemed to amend and restate in their entirety Items 2, 3 and 5 and add to Items 4, 6 and 7 of the Schedule 13D.  The primary purpose of amending the Schedule 13D is (i) to disclose the delivery of a letter to the Issuer nominating individuals for election to the Board of Directors of the Issuer (the “Board”), (ii) to remove RCG PB, Ltd as a Reporting Person as a result of its sale of all the Shares directly owned by it in the open market as part of a liquidation process and (iii) to add Cowen Overseas Investment LP as a Reporting Person as a result of its purchase of Shares in the open market.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)	Ramius Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Value and Opportunity Master Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Cowen Overseas Investment LP, a Cayman Islands limited partnership (“COIL”), with respect to the Shares directly and beneficially owned by it;

(iii)	Ramius Navigation Master Fund Ltd, a Cayman Islands exempted company (“Navigation Master Fund”), with respect to the Shares directly and beneficially owned by it;

(iv)	Ramius Enterprise Master Fund Ltd, a Cayman Islands exempted company (“Enterprise Master Fund”), that serves as the sole shareholder of Navigation Master Fund;

(v)
Ramius Advisors, LLC, a Delaware limited liability company (“Ramius Advisors”), that serves as the investment advisor of Enterprise Master Fund and Navigation Master Fund and the general partner of COIL;

(vi)	Ramius Value and Opportunity Advisors LLC, a Delaware limited liability company (“Value and Opportunity Advisors”), that serves as the investment manager of Value and Opportunity Master Fund;

(vii)	Ramius LLC, a Delaware limited liability company (“Ramius”), that serves as the sole member of each of Value and Opportunity Advisors and Ramius Advisors;

(viii)	Cowen Group, Inc., a Delaware corporation (“Cowen”), that serves as the sole member of Ramius;

(ix)	RCG Holdings LLC, a Delaware limited liability company (“RCG Holdings”), that is a significant shareholder of Cowen;

(x)	C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), that serves as managing member of RCG Holdings;

(xi)	Peter A. Cohen, who serves as one of the managing members of C4S;

CUSIP NO. 452521107

(xii)	Morgan B. Stark, who serves as one of the managing members of C4S;

(xiii)	Thomas W. Strauss, who serves as one of the managing members of C4S;

(xiv)	Jeffrey M. Solomon, who serves as one of the managing members of C4S;

(xv)	David W. Barron, who is a nominee for the Board;

(xvi)	Peter A. Feld, who is a nominee for the Board; and

(xvii)	Kenneth H. Traub, who is a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Ramius Advisors, Value and Opportunity Advisors, Ramius, Cowen, RCG Holdings, C4S and Messrs. Cohen, Stark, Strauss, Solomon and Feld is 599 Lexington Avenue, 20th Floor, New York, New York 10022.  The principal business address of Mr. Barron is 580 California St., 16th Floor, San Francisco, CA 94104.  The principal business address of Mr. Traub is 2 Applegate Drive, Robbinsville, New Jersey 08691.

The address of the principal office of each of Value and Opportunity Master Fund, Enterprise Master Fund, Navigation Master Fund, and COIL is c/o Citco Fund Services (Cayman Islands) Limited, Regatta Office Park, Windward 1, 2nd Floor, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The officers and directors of each of Value and Opportunity Master Fund and Cowen and their principal occupations and business addresses are set forth on Schedule A, annexed to Amendment No. 6 to the Schedule 13D (“Schedule A”), and is incorporated by reference in this Item 2.

(c)           The principal business of each of Value and Opportunity Master Fund, Navigation Master Fund and COIL is serving as a private investment fund.  Value and Opportunity Master Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Each of Navigation Master Fund and COIL has been formed for the purpose of making equity and debt investments.  Enterprise Master Fund is the sole shareholder of Navigation Master Fund.  The principal business of Value and Opportunity Advisors is acting as the investment manager of Value and Opportunity Master Fund.  The principal business of Ramius Advisors is acting as the investment advisor of each of Navigation Master Fund and Enterprise Master Fund and as the general partner of COIL.  Ramius is engaged in money management and investment advisory services for third parties and proprietary accounts and serves as the sole member of each of Value and Opportunity Advisors and Ramius Advisors.  Cowen provides alternative investment management, investment banking, research, and sales and trading services through its business units, Ramius and Cowen and Company.  Cowen also serves as the sole member of Ramius.  RCG Holdings is a significant shareholder of Cowen.  C4S serves as managing member of RCG Holdings.  Messrs. Cohen, Strauss, Stark and Solomon serve as co-managing members of C4S.

Mr. Barron is Senior Vice President and a cofounder of Brisbane Digital Consulting Group, a strategy and technology consulting firm focused on digital media technologies in the telecommunications, consumer electronics, media and technology industries.  Mr. Feld is a Managing Director of Ramius and co-portfolio manager of Value and Opportunity Master Fund.  Mr. Traub is the President and Chief Executive Officer of Ethos Management, a private investment and consulting firm that he founded in 2009.

CUSIP NO. 452521107

(d)           No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Cohen, Stark, Strauss, Solomon, Barron, Feld and Traub are citizens of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Value and Opportunity Master Fund, Navigation Master Fund, and COIL were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is annexed hereto and is incorporated by reference herein.  The aggregate purchase cost of the 2,306,560 Shares beneficially owned in the aggregate by Value and Opportunity Master Fund, Navigation Master Fund and COIL is approximately $10,935,660, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 29, 2010, Value and Opportunity Master Fund delivered a letter to the Issuer (the “Nomination Letter”) nominating Messrs. Barron, Feld and/or Traub, (the “Nominees”), as set forth therein, and announcing its intention to solicit proxies for their election to the Issuer’s Board at the Issuer’s 2011 annual meeting of shareholders, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “2011 Annual Meeting”).  The Reporting Persons believe that the terms of two (2) directors currently serving on the Board expire at the 2011 Annual Meeting and if this remains the same, Value and Opportunity Master Fund will withdraw one (1) of its Nominees.  The Reporting Persons intend to engage in discussions with management, the Board and shareholders of the Issuer regarding the nomination of directors at the 2011 Annual Meeting and the composition of the Issuer’s Board generally.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 28,175,759 Shares outstanding, as of October 29, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 5, 2010.

A.	Value and Opportunity Master Fund

(a)	As of close of the close of business on December 31, 2010, Value and Opportunity Master Fund beneficially owned 1,756,872 Shares.

Percentage: Approximately 6.2%.

(b)	1. Sole power to vote or direct vote: 1,756,872
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,756,872
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Value and Opportunity Master Fund since the filing of Amendment No. 9 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

B.	COIL

(a)	As of the close of business on December 31, 2010, COIL beneficially owned 217,790 Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 217,790
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 217,790
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by COIL since the filing of Amendment No. 9 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

C.	Navigation Master Fund

(a)	As of the close of business on December 31, 2010, Navigation Master Fund beneficially owned 331,898 Shares.

Percentage: Approximately 1.2%.

(b)	1. Sole power to vote or direct vote: 331,898
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 331,898
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Navigation Master Fund since the filing of Amendment No. 9 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

D.	Enterprise Master Fund

(a)	Enterprise Master Fund, as the sole shareholder of Navigation Master Fund, may be deemed the beneficial owner of the 331,898 Shares owned by Navigation Master Fund.

Percentage: Approximately 1.2%.

(b)	1. Sole power to vote or direct vote: 331,898
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 331,898
4. Shared power to dispose or direct the disposition: 0

(c)
Enterprise Master Fund has not entered into any transactions in the Shares since the filing of Amendment No. 9 to the Schedule 13D.  The transactions in the Shares on behalf of Navigation Master Fund since the filing of Amendment No. 9 to the Schedule 13D are set forth on Schedule B and are incorporated herein by reference.

E.	Ramius Advisors

(a)
Ramius Advisors, as the investment advisor of Enterprise Master Fund and Navigation Master Fund and the general partner of COIL, may be deemed the beneficial owner of the (i) 331,898 Shares owned by Navigation Master Fund and (ii) 217,790 Shares owned by COIL.

Percentage: Approximately 2.0%.

(b)	1. Sole power to vote or direct vote: 549,688
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 549,688
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors has not entered into any transactions in the Shares since the filing of Amendment No. 9 to the Schedule 13D.  The transactions in the Shares by Navigation Master Fund and COIL since the filing of Amendment No. 9 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

F.	Value and Opportunity Advisors

(a)	Value and Opportunity Advisors, as the investment manager of Value and Opportunity Master Fund may be deemed the beneficial owner of the 1,756,872 Shares owned by Value and Opportunity Master Fund.

Percentage: Approximately 6.2%.

(b)	1. Sole power to vote or direct vote: 1,756,872
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,756,872
4. Shared power to dispose or direct the disposition: 0

(c)
Value and Opportunity Advisors has not entered into any transactions in the Shares since the filing of Amendment No. 9 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 9 to the Schedule 13D on behalf of Value and Opportunity Master Fund are set forth on Schedule B and incorporated herein by reference.

G.	Ramius

(a)
Ramius, as the sole member of each of Value and Opportunity Advisors and Ramius Advisors, may be deemed the beneficial owner of the (i) 1,756,872 Shares owned by Value and Opportunity Master Fund, (ii) 331,898 Shares owned by Navigation Master Fund and (iii) 217,790 Shares owned by COIL.

Percentage: Approximately 8.2%.

(b)	1. Sole power to vote or direct vote: 2,306,560
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,306,560
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius has not entered into any transactions in the Shares since the filing of Amendment No. 9 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 9 to the Schedule 13D on behalf of Value and Opportunity Master Fund, Navigation Master Fund and COIL are set forth on Schedule B and incorporated herein by reference.

H.	Cowen

(a)
Cowen, as the sole member of Ramius, may be deemed the beneficial owner of the (i) 1,756,872 Shares owned by Value and Opportunity Master Fund, (ii) 331,898 Shares owned by Navigation Master Fund and (iii) 217,790 Shares owned by COIL.

Percentage: Approximately 8.2%.

(b)	1. Sole power to vote or direct vote: 2,306,560
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,306,560
4. Shared power to dispose or direct the disposition: 0

(c)
Cowen has not entered into any transactions in the Shares since the filing of Amendment No. 9 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 9 to the Schedule 13D on behalf of Value and Opportunity Master Fund, Navigation Master Fund and COIL are set forth on Schedule B and incorporated herein by reference.

I.	RCG Holdings

(a)
RCG Holdings, as a significant shareholder of Cowen, may be deemed the beneficial owner of the (i) 1,756,872 Shares owned by Value and Opportunity Master Fund, (ii) 331,898 Shares owned by Navigation Master Fund and (iii) 217,790 Shares owned by COIL.

Percentage: Approximately 8.2%.

(b)	1. Sole power to vote or direct vote: 2,306,560
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,306,560
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Holdings has not entered into any transactions in the Shares since the filing of Amendment No. 9 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 9 to the Schedule 13D on behalf of Value and Opportunity Master Fund, Navigation Master Fund and COIL are set forth on Schedule B and incorporated herein by reference.

J.	C4S

(a)
C4S, as the managing member of RCG Holdings, may be deemed the beneficial owner of the (i) 1,756,872 Shares owned by Value and Opportunity Master Fund, (ii) 331,898 Shares owned by Navigation Master Fund and (iii) 217,790 Shares owned by COIL.

Percentage: Approximately 8.2%.

(b)	1. Sole power to vote or direct vote: 2,306,560
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,306,560
4. Shared power to dispose or direct the disposition: 0

(c)
C4S has not entered into any transactions in the Shares since the filing of Amendment No. 9 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 9 to the Schedule 13D on behalf of Value and Opportunity Master Fund, Navigation Master Fund and COIL are set forth on Schedule B and incorporated herein by reference.

K.	Messrs. Cohen, Stark, Strauss and Solomon

(a)
Each of Messrs. Cohen, Stark, Strauss and Solomon, as the managing members of C4S, may be deemed the beneficial owner of the (i) 1,756,872 Shares owned by Value and Opportunity Master Fund, (ii) 331,898 Shares owned by Navigation Master Fund and (iii) 217,790 Shares owned by COIL.

Percentage: Approximately 8.2%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,306,560
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,306,560

(c)
None of Messrs. Cohen, Stark, Strauss or Solomon has entered into any transactions in the Shares since the filing of Amendment No. 9 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 9 to the Schedule 13D on behalf of Value and Opportunity Master Fund, Navigation Master Fund and COIL are set forth on Schedule B and incorporated herein by reference.

L.	Messrs. Barron, Feld and Traub

(a)
As of the close of business on December 31, 2010, none of Messrs. Barron, Feld and Traub directly owned any Shares.  Each of Messrs. Barron, Feld and Traub, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owner of the (i) 3,335,650 Shares beneficially owned by Value and Opportunity Master Fund and (ii) 1,111,850 Shares beneficially owned by COIL.  Each of Messrs. Barron, Feld and Traub disclaims beneficial ownership of such Shares.

Percentage: 0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)
Neither of Messrs. Barron, Feld and Traub has entered into any transactions in the Shares since the filing of Amendment No. 9 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 9 to the Schedule 13D on behalf of Value and Opportunity Master Fund, Navigation Master Fund and COIL are set forth on Schedule B and incorporated herein by reference.

To the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A, who are not also Reporting Persons, beneficially owns any securities of the Issuer.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 3, 2010, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents in connection with the Solicitation, and (c) Value and Opportunity Master Fund, Navigation Master Fund and COIL agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, Value and Opportunity Master Fund has agreed to indemnify Messrs. Barron and Traub against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Value and Opportunity Master Fund has agreed to compensate Messrs. Barron and Traub for being named as and serving as nominees for election as directors of the Issuer pursuant to letter agreements (the “Compensation Letter Agreements”).  Pursuant to the terms of the Compensation Letter Agreements, Value and Opportunity Master Fund has agreed to pay each of Messrs. Barron and Traub (i) $10,000 in cash upon the earlier to occur of (a) the filing of a preliminary consent statement with the SEC relating to the Solicitation and (b) the submission of a letter to the Issuer nominating Messrs. Barron and Traub for election as directors at the 2011 Annual Meeting and (ii) $10,000 in cash upon the earlier to occur of (a) the filing of a definitive consent statement with the SEC relating to the Solicitation and (b) the filing of a definitive proxy statement with the SEC relating to a solicitation of proxies in favor of Messrs. Barron and Traub’s election as directors of the Issuer at the Annual Meeting.

Pursuant to the Compensation Letter Agreements, each of Messrs. Barron and Traub agreed to use such compensation to acquire securities of the Issuer (the “Nominee Shares”) at such time that Messrs. Barron and Traub shall determine, but in any event no later than 14 days after receipt of such compensation.  If elected or appointed to serve as a director of the Board, each of Messrs. Barron and Traub agreed not to sell, transfer or otherwise dispose of any Nominee Shares within two years of their election or appointment as a director; provided, however, in the event that the Issuer enters into a business combination with a third party, each of Messrs. Barron and Traub may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination. A form of the Compensation Letter Agreements is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Joint Filing and Solicitation Agreement by and among Ramius Value and Opportunity Master Fund Ltd, Cowen Overseas Investment LP, Ramius Navigation Master Fund Ltd, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, Ramius Value and Opportunity Advisors LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon, David W. Barron, Peter A. Feld and Kenneth H. Traub, dated January 3, 2010.

99.2	Form of Indemnification Letter Agreement.

99.3	Form of Compensation Letter Agreement.

99.4	Powers of Attorney for David W. Barron and Kenneth H. Traub.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 3, 2010

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By: Ramius Value and Opportunity Advisors LLC,
       its investment manager

COWEN OVERSEAS INVESTMENT LP
By: Ramius Advisors, LLC,
       its general partner

RAMIUS NAVIGATION MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment advisor

RAMIUS ENTERPRISE MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment advisor

RAMIUS ADVISORS, LLC
By: Ramius LLC,
       its sole member

RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
By: Ramius LLC,
       its sole member

RAMIUS LLC
By: Cowen Group, Inc.,
       its sole member

COWEN GROUP, INC.

RCG HOLDINGS LLC
By: C4S & Co., L.L.C.,
       its managing member

C4S & CO., L.L.C.

By:	/s/ Owen S. Littman
	Name:	Owen S. Littman
	Title:	Authorized Signatory

/s/ Owen S. Littman
OWEN S. LITTMAN
As attorney-in-fact for Jeffrey M. Solomon, Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, David W. Barron and Kenneth H. Traub

/s/ Peter A. Feld
PETER A. FELD

SCHEDULE B

Transactions in the Shares by the Reporting Persons and RCG PB, Ltd
Since the Filing of Amendment No. 9 to the Schedule 13D

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale
RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
795,000	5.6938	12/30/2010
(380,843)	6.4100	12/31/2010
RAMIUS NAVIGATION MASTER FUND LTD
(71,947)	6.4100	12/31/2010

COWEN OVERSEAS INVESTMENT LP
217,790	5.6938	12/30/2010
(47,210)	6.4100	12/31/2010

RCG PB, LTD
(424,443)	5.6788	12/30/2010
(643,080)	5.6788	12/30/2010